

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2019

Ben Rodgers
Chief Financial Officer
Altus Midstream Co
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

> **Re: Altus Midstream Co**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed March 1, 2019**
> **File No. 001-38048**

Dear Mr. Rodgers:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Signatures, page 57

1.   The report must also be signed on behalf of the registrant by your controller or principal accounting officer. Any person who occupies more than one of the specified positions shall indicate each capacity in which he or she signs the report. Refer to General Instruction D of Form 10-K. Please revise future filings on Form 10-K.

Financial Statements
Note 5. Debt and Financing Costs, page F-19

2.   We note your disclosure that Altus Midstream is subject to financial covenants under the credit agreement which require it to maintain either a debt-to-capital ratio or leverage ratio. Please tell us whether these covenants restrict the ability of Altus Midstream to transfer funds to you in the form of loans, advances or cash dividends without the consent

of the lenders. If so, please tell us: (i) the amount of restricted net assets of unconsolidated and consolidated subsidiaries as of the most recent balance sheet date and how you computed the amount; (ii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(ii) of Regulation S-X; and (iii) your consideration of providing the condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products